# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: DULUTH HOLDINGS INC., CIK 0001649744
CUSIP: 26443V101
Title of class of securities: Class B Common Stock, no par value per share
Address of issuer's principal executive offices: 201 EAST FRONT STREET, MOUNT HOREB, Wisconsin (WI), 53572
Date of event which requires filing of this statement: 05/05/2025
Amends the filing with accession number 0000892712-25-000050
Filed by CIK 0001649740
Persons authorized to receive notices and communications: Dennis F. Connolly, Godfrey & Kahn, S.C., 833 E. Michigan Street, Suite 1800, Milwaukee, Wisconsin (WI), 53202, 414-273-3500

## Reporting persons
- PUGLIESE STEPHANIE L. (CIK 0001649740): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 1,767,001; shared voting power 0; sole dispositive power 593,980; shared dispositive power 0; aggregate amount beneficially owned 1,767,001 (5.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class B Common Stock, no par value per share
Name of issuer: DULUTH HOLDINGS INC.
Address of issuer's principal executive offices: 201 EAST FRONT STREET, MOUNT HOREB, Wisconsin (WI), 53572
Comment:
This Amendment No. 1 to Schedule 13D amends and supplements the initial Statement on Schedule 13D originally filed on April 7, 2025 (the "Original Schedule 13D") relating to the shares of Class B common stock, no par value per share ("Common Stock"), of Duluth Holdings Inc., a Wisconsin corporation (the "Issuer").

Unless otherwise defined or modified below, capitalized terms used in this Amendment No. 1 to Schedule 13D shall have the meaning ascribed to them in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing: This amendment to the Schedule 13D is being filed by Ms. Stephanie L. Pugliese.
Residence or business address: The business address of Ms. Pugliese is 201 East Front Street, Mount Horeb, Wisconsin 53572.
Present principal occupation or employment: Ms. Pugliese is the President and Chief Executive Officer and a director of the Issuer, effective May 5, 2025.
Criminal convictions in the last five years: Ms. Pugliese has not been convicted in a criminal proceeding during the last five years.
Civil proceedings (securities laws) in the last five years: Ms. Pugliese has not been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and therefore is not, as a result of any such proceeding subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.
Citizenship: Ms. Pugliese is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: As of May 5, 2025, Ms. Pugliese holds an aggregate of 1,767,001 shares of Common Stock. Ms. Pugliese previously acquired 212,748 shares of Common Stock pursuant to awards of stock granted under the 2015 Equity Incentive Plan of the Issuer during her previous service as the Issuer's President and Chief Executive Officer. On May 5, 2025, the Company granted Ms. Pugliese 1,759,532 shares of Common Stock in connection with her appointment as the Issuer's President and Chief Executive Officer, and withheld 205,279 shares for tax withholding purposes, in accordance with the terms of the Inducement Stock Award Agreement and Inducement Restricted Stock Award Agreement between the Issuer and her, each effective May 5, 2025 (the "Award Agreements").

## Item 4. Purpose of Transaction
Purpose of transaction: The Issuer granted to Ms. Pugliese an aggregate of 1,759,532 shares of Common Stock as an inducement to accept employment as the Issuer's President and Chief Executive Officer. Ms. Pugliese elected to have the Issuer withhold 205,279 of such shares to satisfy tax withholding obligations. In connection with Ms. Pugliese's appointment as President and Chief Executive Officer, she also serves as a member of the Board of Directors of the Issuer (the "Board").

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of May 5, 2025, Ms. Pugliese holds 1,767,001 shares of Common Stock, which represents 5.2% of the shares of Common Stock issued and outstanding. In connection with the grant of 1,759,532 shares of Common Stock on May 5, 2025, Ms. Pugliese elected to have the Issuer withhold 205,279 of shares to satisfy tax withholding obligations. A portion of the shares granted to Ms. Pugliese are subject to repayment in connection with certain terminations of her employment. Pursuant to the employment agreement between the Issuer and her, effective May 5, 2025 (the "Employment Agreement"), Ms. Pugliese is eligible to receive an annual grant of equity compensation to be based on annual results of her performance review and certain performance metrics as determined by the Board and/or the Compensation Committee of the Board (the "Compensation Committee"), as applicable. For fiscal 2026, Ms. Pugliese will receive two equity grants, with (i) the first grant having a minimum grant date fair value of $1,700,000 and vesting ratably on the first, second and third anniversaries of the grant date and (ii) the second grant having a minimum grant date fair value of $600,000 and vesting 100% on the third anniversary of the grant date, each grant subject to Ms. Pugliese's continuous employment through the applicable vesting dates and subject to such other terms and conditions as the Compensation Committee and/or the Board may approve. The form of such equity grants and specific grant date fair value shall be determined by the Board and/or Compensation Committee in its discretion.

The calculation of 5.2% in this Item 5 and Item 13 of the cover page is based on 34,387,779 shares of Common Stock of the Issuer, which includes: (i) 32,628,247 shares of Common Stock, outstanding as of March 31, 2025 as disclosed in the Issuer's definitive proxy statement, filed by the Issuer on April 11, 2025, and (ii) 1,554,253 shares of Common Stock, which the Issuer issued to Ms. Pugliese in connection with her appointment as President and Chief Executive Officer of the Issuer, after withholding 205,279 shares for tax withholding purposes.
Number of shares as to which each person has sole or shared power to vote or dispose: Ms. Pugliese has sole voting and sole dispositive power over the previously acquired 212,748 shares of Common Stock. Upon grant of the 1,759,532 shares of Common Stock on May 5, 2025, Ms. Pugliese elected to have the Issuer withhold 205,279 of such shares to satisfy tax withholding obligations. Following such withholding, Ms. Pugliese has sole voting and sole dispositive power over 593,980 shares of Common Stock and sole voting power 1,767,001 shares of Common Stock.
Transactions in the class effected during the past sixty days: Upon grant of the 1,759,532 shares of Common Stock on May 5, 2025, Ms. Pugliese elected to have the Issuer withhold 205,279 of such shares to satisfy tax withholding obligations.
Other persons with the right to receive dividends or sale proceeds: No person other than Ms. Pugliese has the right to receive or to direct the power to receive dividends from, or the proceeds from the sale of the shares of, Common Stock owned by Ms. Pugliese.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Company granted 1,759,532 shares of Common Stock to Ms. Pugliese in connection with her appointment as the Issuer's President and Chief Executive Officer, in accordance with the terms of her Employment Agreement. The grants are subject to the terms of the Award Agreements. Future annual grants of equity compensation will be made pursuant to the Issuer's 2024 Equity Incentive Plan, or successor plan, and will be subject to the terms of award agreements.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A - Employment Agreement between Stephanie L. Pugliese and Duluth Holdings Inc., effective as of May 5, 2025, incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed on April 2, 2025.

https://www.sec.gov/Archives/edgar/data/1649744/000119312525071322/d936221dex101.htm

Exhibit B - Inducement Stock Award Agreement, dated May 5, 2025, by and between Ms. Pugliese and the Company, incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed on May 5, 2025.

https://www.sec.gov/Archives/edgar/data/1649744/000119312525112846/d944338dex101.htm

Exhibit C - Inducement Restricted Stock Award Agreement, dated May 5, 2025, by and between Ms. Pugliese and the Company, incorporated by reference to Exhibit 10.2 of the Issuer's Current Report on Form 8-K filed on May 5, 2025.

https://www.sec.gov/Archives/edgar/data/1649744/000119312525112846/d944338dex102.htm

Exhibit D - Power of Attorney.

## Signatures
- PUGLIESE STEPHANIE L.: /s/ Jason G. Prasch, Attorney in Fact for Stephanie L. Pugliese (Pursuant to Power of Attorney Filed Herewith) (05/07/2025)